Exhibit 99.1

BONSO ELECTRONICS INTERNATIONAL, INC. TO TRANSFER ITS LISTING TO NASDAQ CAPITAL MARKET

HONG KONG, December 17, 2009 /Globe Newswire/ -- Bonso Electronics International, Inc (NASDAQ: BNSO) today announced that its application to transfer the listing of its common stock from The Nasdaq Global Market to The Nasdaq Capital Market has been approved by Nasdaq. This transfer will be effective at the opening of business on Thursday, December 17, 2009, and the Company's common stock will continue to trade under the symbol "BNSO." The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as The Nasdaq Global Market. The NASDAQ Capital Market is one of the three market tier designations for NASDAQ-listed stocks, and presently includes over 550 companies. Securities listed on the Nasdaq Capital Market must satisfy all applicable qualification requirements for Nasdaq securities and all companies listed on The Nasdaq Capital Market must meet certain financial requirements and comply with Nasdaq's corporate governance requirements.

The listing transfer is in response to a letter received from Nasdaq in September 2009 regarding Bonso's non-compliance with Nasdaq Marketplace Rule 5450(b)(1)(C), which requires listed companies to maintain a minimum market value of publicly held shares of $5,000,000.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So Chief Financial Officer Tel: 852 2605 5822 Fax: 852 2691 1724 SOURCE Bonso Electronics